FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Transfer a part of its Share Management Business to a Wholly Owned Subsidiary via Absorption-Type Company Split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 15, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to Transfer a part of its Share Management Business to a

Wholly Owned Subsidiary via Absorption-Type Company Split

Tokyo January 15, 2018—Nomura Holdings, Inc. (“NHI”) today announced that its Executive Management Board has decided to transfer a part of NHI’s share management business to Nomura Asia Pacific Holdings Co., Ltd (“NAPH”), a wholly owned subsidiary of NHI, through an Absorption-Type Company Split (“Company Split”). The Company Split is planned to take effect on April 1, 2018.

The Company Split will be a simplified absorption-type company split to transfer NHI’s business to a wholly owned subsidiary; accordingly some of the items and contents to be disclosed are omitted.

1.	Purpose of the Company Split

As a part of NHI’s broader realignment of Nomura’s overall management structure, on March 24, 2016, NHI decided to wind up the current holding company for the AEJ (Asia Ex-Japan) region, Nomura Asia Holding N.V. (“NAH”), which is due to be completed by March 31, 2019. In August, 2016, NHI established a new holding company in Japan, NAPH. NHI transferred all the shares it held in NAH to NAPH on April 1, 2017. Further, NHI will transfer a part of its subsidiary share management business in AEJ to NAPH by way of the Company Split.

The Company Split is in keeping with NHI’s aim to build an even more robust governance framework and lay the foundation as Asia’s global investment bank by consolidating the NAH subsidiaries under NAPH. There will be no impact on the businesses conducted by NAH subsidiaries.

2.	Overview of the Company Split

(1)	Schedule of the Company Split

January 15, 2018	Resolution by the Executive Management Board

January 15, 2018	Resolution by NAPH Board of Directors

January 15, 2018	Execution of Absorption-Type Company Split Agreement

January 26, 2018 (TBD)	Resolution by NAPH General Shareholders Meeting

April 1, 2018 (TBD)	Effective Date

Note: The Company Split is a simplified company split as set forth in Article 784, Paragraph 2 of the Companies Act for NHI. Accordingly, the Company Split will be executed without resolution of NHI’s general shareholders’ meeting.

(2)	Method of the Company Split

An absorption-type company split, having NHI as the splitting company and NAPH as the succeeding company.

(3)	Allotment regarding the Company Split

NAPH will issue to NHI, one ordinary share in connection with the Company Split.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Right in connection with the Company Split

No changes will be made to stock acquisition rights issued by NHI.

NHI has not issued bonds with stock acquisition rights.

(5)	Increase/ Decrease in the Splitting Company’s capital in connection with the Company Split

There is no increase/ decrease in NHI’s capital in connection with the Company Split.

(6)	Rights and Obligations Succeeded to the Succeeding Company

NAPH will succeed the below shares (the “Assets to Be Succeeded”) which NHI holds in connection with the Company Split.

Company Name:	Number of Shares:
Nomura Financial Advisory and Securities (India) Private Limited	309,614,241 shares of common stock

Nomura Asia Investment (Fixed Income) Pte. Ltd.	3 shares of common stock

Nomura Asia MB (Hong Kong) Limited	140,000,001 shares of common stock

Nomura Asia Investment (Singapore) Pte. Ltd.	103,000 shares of common stock

(7)	Matters pertaining to the expectation of the performance of obligations

It is determined that there are no issues in performing the obligations assumed by NHI on and after the effective date of the Company Split.

3.	Outline of parties

	The splitting company (As of September 30, 2017)	The succeeding company (As of December 31, 2017)
(1) Trade name	Nomura Holdings, Inc.	Nomura Asia Pacific Holdings Co., Ltd

(2) Location	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(3) Representative Director	Koji Nagai, Representative Executive Officer, President and Group CEO	Toshiyasu Iiyama, Chairman and Representative Director

(4) Type of Business	Holding Company	Holding Company

(5) Amount of Capital	594,493 million yen	10 million yen

(6) Date of Incorporation of the Company	December 25, 1925	August 31, 2016

(7) Number of Shares Issued	3,822,562,601 shares	401 shares

(8) Fiscal Year	March 31	March 31

(9) Major Shareholders and their percentage of shares owned

Japan Trustee Services Bank, Ltd. (Trust Account) 4.48%

The Master Trust Bank of Japan, Ltd. (Trust Account) 4.14%

Japan Trustee Services Bank, Ltd. (Trust Account 5) 1.75%

State Street Bank West Client-Treaty 505234 1.53%

Japan Trustee Services Bank, Ltd. (Trust Account 1) 1.44%

Japan Trustee Services Bank, Ltd. (Trust Account 2) 1.40%

Japan Trustee Services Bank, Ltd. (Trust Account 7) 1.27%

State Street Bank and Trust Company 505225 1.11%

JP Morgan Chase Bank 385151 1.10%

Barclays PLC 1.10%

Nomura Holdings, Inc. 100%

(10) Financial condition and results of the previous business year

Trade name	Nomura Holdings, Inc. (FY2016/17)	Nomura Asia Pacific Holdings Co., Ltd (FY2016/17)

Total net assets	2,843,791 million yen (consolidated)	6,007 thousand yen (non-consolidated)

Total assets	42,852,078 million yen (consolidated)	24,438 thousand yen (non-consolidated)

Per share data - Total shareholders’ equity	790.70 yen (consolidated)	15,018.67 yen (non-consolidated)

Revenue	1,715,516 million yen (consolidated)	—

Net revenue	1,403,197 million yen (consolidated)	—

Income before income taxes	322,795 million yen (consolidated)	-18,325 thousand yen (non-consolidated)

Net income attributable to NHI shareholders	239,617 million yen (consolidated)	—

Per share data - Net income attributable to NHI shareholders	67.29 yen (consolidated)	—

4.	Outline of the business to be split

(1)	Business conducted

Share (common shares of the Assets to Be Succeeded) management business

(2)	Results

Revenue 0 yen (The fiscal year ending March 31, 2017)

(3)	Items of assets and liabilities to be split and their book value (As of March 31, 2017)

Assets		Liabilities
Item	Book Value	Item	Book Value
Assets	19,055 million yen	Liabilities	—
Total	19,055 million yen	Total	—

5.	Status of NHI and NAPH after the Company Split

There will be no change in the trading name, location, name and title of the representative, type of business, amount of capital, or fiscal year of NHI.

There will be no change in the trading name, location, name and title of the representative, type of business, amount of capital, or fiscal year of NAPH.

6.	Future Outlook

The Company Split will have a minimal impact on NHI’s consolidated performance for the fiscal year ending March 2018, as NAPH is a wholly owned subsidiary of NHI.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.